SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13E-3
(Amendment 3)
Rule 13e-3 Transaction Statement under Section 13(e) of the Securities Exchange Act of 1934

DIVERSIFIED REALTY, INC.
(Name of Issuer)
DIVERSIFIED REALTY, INC.
DRI, INC.
M CORP
A.M.MCCANN FAMILY
(Name of Person(s) Filing Statement)

Common Stock, $.10 par value per share
(Title of Class of Securities)

________
(CUSIP Number of Class of Securities)

Dawn Mellinger
128 Second Street South
Great Falls, Montana  59405
Phone:  (406) 727-2600
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on
Behalf of Persons Filing Statement)

COPIES TO:

Dwyer & Company, CPA, PC
18 6th Street North, Suite 200
Great Falls,  MT 59401
(406) 453-2463

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY
STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED
OF THIS TRANSACTION, PASSED UPON THE MERITS OR THE
FAIRNESS OF THE TRANSACTION OR PASSED UPON THE ADEQUACY
OR ACCURACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
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This statement is filed in connection with (check the
appropriate box):
a.   [   ]  The filing of solicitation materials or an
information statement subject to Regulation 14A, Regulation 14(C) or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.   [   ]  The filing of a registration statement under the
Securities Act of 1933.
c.   [   ]  A tender offer.
d.   [x]  None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies [ ].
Check the following box if the filing is a final amendment reporting the results of the transaction:
[ ].
CALCULATION OF FILING FEE
Transaction Valuation*              Amount of Filing Fee
$180,111.49                         $14.41

* Calculated for purposes of determining the filing fee only. In accordance with Rule 0-11(b)(2) under the Securities Exchange Act of 1934, as amended, this amount is calculated by multiplying 290,502.4 (the number of shares of common stock held by stockholders other than Parent immediately prior to the proposed transaction) by $0.62, the price to be paid per share.
[   ] Check the box if any part of the fee is offset as
provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid:	N/A
Form or Registration No.:  	N/A
Filing Party:  	N/A
Date Filed:  	N/A
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SUMMARY TERM SHEET

This summary and the remainder of this Transaction Statement on Schedule 13E-3 include information describing the "going private" Merger involving Diversified Realty, Inc., referred to herein as the Company, and DRI, Inc., referred to herein as Parent, how it affects you, what your rights are with respect to the Merger as a stockholder of the Company and the position of the Company, M Corp, Parent and the A.M. McCann family (collectively, the "Filing Persons") on the fairness of the Merger to the stockholders of the Company other than the Filing Persons.

PURPOSE OF THE MERGER (PAGE 8).

Immediately prior to the Merger, Parent will own approximately 94.6% of the Company's common stock. The purpose of the Merger is to provide a source of liquidity to the Unaffiliated Security Holders and to enable Parent to acquire all of the outstanding equity interests in the Company and eliminate the expenses and costs associated with operating a public company.

CONTRIBUTION AND MERGER (PAGE 34).

The following steps are expected to be taken prior to the Merger referred to herein.

    Parent is a Montana corporation organized on November 10, 2003 by M Corp to complete the Merger. Prior to the Merger, M Corp will contribute all of the shares of Company common stock it owns to the Parent, in exchange for shares of common stock of Parent. As a result, Parent will continue to be a wholly-owned subsidiary of M Corp and will own 5,076,708.6 shares of Company common stock.

    It is anticipated that at the time of the Merger the shares of the Company's common stock transferred to Parent will represent approximately 94.6% of the Company's outstanding common stock. M Corp intends to cause the Company to merge with Parent as a means of acquiring all of the shares of Company common stock not owned by Parent and to provide a source of liquidity to holders of those shares.
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PRINCIPAL TERMS OF THE MERGER.

The Merger (Page 34). Parent intends to cause the Company to merge with Parent pursuant to a merger. As a result of the Merger, each share of Company common stock not owned by Parent will be converted into the right to receive $0.70 in cash. The Merger has been approved by the Directors of the Company, the Parent, and M Corp.

Merger Consideration (Page 35). The consideration in the Merger will be $0.70 per share in cash. The Filing Persons set the price of $0.70 and deem it to be fair to the Unaffiliated Security Holders. The Filing Persons established this price after reviewing the various factors considered by Parent's Board of Directors in determining the fairness of the Merger. See "Special Factors -- Fairness of the Merger -- Factors Considered in Determining Fairness."

Company Shares Outstanding (Page 7). As of September 30, 2004, a total of 5,363,898.6 shares of Company common stock were outstanding. To the Filing Person's knowledge, there are no outstanding options to acquire the Company's common stock.
M Corp currently owns 5,076,708.6 shares of the Company's common stock.

Payment for Shares (Page 35). The Parent will pay for shares of Company's common stock promptly after the effective date of the Merger. Instructions for surrendering stock certificates will be set forth in a Notice of Merger and Dissenters' Rights and a Letter of Transmittal, which will be mailed to stockholders of record of the Company within 10 calendar days following the date the Merger becomes effective and should be read carefully.
Please do not submit your stock certificates before you have received these documents. Sending your stock certificates with a properly signed Letter of Transmittal will waive your dissenters' rights described below.

Source and Amount of Funds (Page 35). The total amount of funds expected to be required to pay the Merger Consideration for Company common stock in the Merger and to pay related fees and expenses, is estimated to be approximately $228,347. We intend
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to pay these costs and expenses and the Merger Consideration from the Company's existing available cash.

THE FILING PERSONS' POSITION ON THE FAIRNESS OF THE MERGER
(PAGE 16).

The Filing Persons have concluded that the Merger is both substantively and procedurally fair to the Unaffiliated Security Holders of the Company. In reaching its conclusion regarding the fairness, from a financial point of view, of the $0.70 per share merger consideration the Filing Persons considered a number of factors including the Company's net book value per share and the fair market value per share if Company were liquidated. For a complete discussion of the factors that were considered by the Filing Persons in determining fairness, see "Special Factors -- Fairness of the Merger -- Factors Considered in Determining Fairness."

POTENTIAL CONFLICTS OF INTEREST (PAGE 33).

Some of the officers and directors of M Corp, which owns approximately 94.6% of the Company's outstanding stock, are also officers and directors of the Company. Individuals affiliated with M Corp own less than one percent of the Company's outstanding stock.

For a discussion of other potential conflicts of interest, see
"Information About the Filing Persons -- Conflicts of Interest."

EFFECTS OF THE MERGER (PAGE 12).

Completion of the Merger will have the following consequences:
      The Company and Parent will be combined into a single, privately held entity;
      Only the Filing Persons, or entities related to the Filing Persons will participate in the future earnings and growth, if any, of the Company. On the other hand, only the Filing Persons, or entities related to the Filing Persons will face the risk of losses generated by the Company's
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      operations or the decline in value of the Company after the
      Merger;
      The shares of Company common stock will no longer be publicly traded. The combined entity will not be subject to compliance, reporting and other disclosure requirements of the Securities Exchange Act of 1934, including requirements to file annual and other periodic reports or to provide the type of going-private disclosure contained in this Schedule 13E-3; and
      Subject to the exercise of statutory dissenters' rights, each of your shares will be converted into the right to receive $0.70 in cash, without interest.

DISSENTERS' RIGHTS (PAGE 38).

You have a statutory right to dissent from the Merger and demand payment of the fair value of your Company shares as determined in a judicial appraisal proceeding in accordance with Sections 35-1-826 through 35-1-839 of the Montana Business Corporation Act. This value may be more or less than the $0.70 per share in cash consideration offered in the Merger. In order to qualify for these rights, you must make a written demand for appraisal within 20 days after the date of mailing of the Notice of Merger and Dissenters' Rights and otherwise comply with the procedures for exercising appraisal rights set forth in the Montana Business Corporation Act. The statutory right of dissent is set out in Sections 35-1-826 through 35-1-839 of the Montana Business Corporation Act. Failure to comply with its terms will result in an irrevocable loss of such right. Please read and be sure you understand Sections 35-1-826 through 35-1-839 of the Montana Business Corporation Act (Exhibit (f)).

FOR MORE INFORMATION (PAGE 25).

More information regarding the Company is available from its public filings with the Securities and Exchange Commission.
See "Information About the Company."
If you have any questions about the Merger, please contact
Dawn Mellinger at (406)727-2600.
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INTRODUCTION

This Transaction Statement on Schedule 13E-3 the "Schedule 13E-3") is being filed by Diversified Realty, Inc., a Montana corporation ("Company"), DRI Inc., a Montana corporation ("Parent"),M Corp, a Montana corporation, and the A.M. McCann family (collectively are the "Filing Persons"), pursuant to Section 13(e) of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 13e-3 thereunder. Parent is a wholly-owned subsidiary of M Corp.
M Corp currently owns, and intends to transfer to Parent, common shares of the Company which represents 94.6% of the Company's common stock prior to the effective date (the "Effective Date") of the proposed merger (the "Merger") of the Company and Parent (with the Parent being the surviving entity), pursuant to Section 35-1-818 of the Montana Business Corporation Act ("MBCA"). This Schedule 13E-3 is being filed in connection with the Merger. The Effective Date will be as soon as possible in accordance with Securities and Exchange Commission rules and procedures.

The exact title of the class of equity securities subject to the Merger is: common stock, par value $0.10 per share of the Company (the "Shares"). As of September 30, 2004, a total of 5,363,898.6 Shares were outstanding. To the Filing Person's knowledge there are no outstanding options to acquire any Shares. Therefore, it is anticipated that immediately prior to the Effective Date, there will be 5,363,898.6 Shares outstanding, of which Parent and affiliated shareholders will own 5,079,741.6 shares, or 94.7% of the Shares outstanding, and stockholders of the Company other than Parent, including all Unaffiliated Security Holders of the Company, (the "Unaffiliated Security Holders") will own approximately 5.3% of the Shares outstanding.

Upon the consummation of the Merger, each outstanding Share will be canceled and each outstanding Share not held by Parent or by Unaffiliated Security Holders of the Company who properly exercise statutory dissenters' rights under the MBCA, will be automatically converted into the right to receive $.070 per Share in cash (the
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"Merger Price"), without interest, upon surrender of the certificate for such Share to DRI, Inc. (the "Paying Agent"). Instructions with regard to the surrender of stock certificates, together with a description of statutory dissenters' rights, will be set forth in a Notice of Merger and Dissenters' Rights and a Letter of Transmittal, which documents will be mailed to stockholders of record of the Company on or about the Effective Date of the Merger and should be read carefully.

Under the Montana Business Corporation Act, no action is required by the stockholders of the Company for the Merger to become effective as the Filing Persons own over 80% of the Company's common stock. The Parent will be the surviving corporation in the Merger.

This Schedule 13E-3 and the documents incorporated by reference in this Schedule 13E-3 include certain forward-looking statements. These statements appear throughout this Schedule 13E-3 and include statements regarding the intent, belief or current expectations of the Filing Persons, including statements concerning the Filing Persons' strategies following completion of the Merger. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those described in such forward-looking statements as a result of various factors.

SPECIAL FACTORS

PURPOSES, ALTERNATIVES, REASONS AND EFFECTS OF THE MERGER

PURPOSES

Immediately prior to the Merger, Parent will own approximately 94.6% of the outstanding Shares. The purpose of the Merger is to provide a source of liquidity to the minority shareholders and to enable Parent to acquire all of the outstanding equity interests in the Company and eliminate the expenses, time and costs associated with operating a public Company.
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ALTERNATIVES

The Filing Persons believe that effecting the transaction through the completion of the Merger between the Company and Parent under Section 35-1-818 of the MBCA is a way to provide value and liquidity to the Unaffiliated Security Holders and for Parent to acquire the outstanding shares in the Company not already owned by the Company. The filing persons also considered a reverse stock split as a method to take the Company private. It was considered and rejected by the Filing Persons, as the Company would still have Unaffiliated Security Holders as minority shareholders.

A meeting of the Board of Directors, held on November 18, 2004 discussed the updated financial condition of the Company and the progress of the Merger. The Filing Persons also considered complete liquidation of the Company, but rejected the idea due to the fact that the Unaffiliated Security Holders would benefit more from the Merger due to the added expenses of additional personnel, legal and other expenses, the $12,318 already attributable to the Merger, and the length of time tied to completion of the liquidation.
The Board of Directors were presented with the full re-appraisal values, updated September 2004 as determined by the State of Montana along with September 30, 2004 financial statements. The Board agreed that these values, submitted by the Company's Chief Financial Officer, represented more accurately, the fair market values of real property owned by the Company, with the exception of one property, which was recently purchased. For the new property, it was resolved that the recent purchase price represented fair market value.

REASONS

In determining whether to acquire the outstanding
Unaffiliated Security Holders' minority equity interest in the Company and to effect the Merger, the Filing
Persons considered the following factors to be the principal benefits of taking the Company private:

      the elimination of burdens on management associated
with compliance, reporting and other tasks resulting from
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the Company's public Company status, such as, dedication of management's time and resources to stockholder inquiries and investor and public relations; these burdens have substantially increased because of recent Federal legislation which has caused audit, compliance, personnel and other reporting costs to substantially increase. The Filing
Persons first considered taking the Company private at the
board meetings held on November 4, 2003. At this time, the boards of directors were informed by the accounting firm which had performed the audits of the Company for the past several years, that it would no longer be able to perform future
audits of the Company, without a 300% increase in fees.   The
Company was forced to look out of town to find a new CPA firm that was licensed and insured to audit the public Company.
The Company has already incurred additional costs of approximately $12,318for third party CPA's to help draft documents to file with the SEC to go private. The Company with the help of Anderson ZurMuehlen & Co., P.C., estimates that another 20% of its revenue would be used to become compliant with SOX-404. Annual printing expenses of $1,958 and annual postage expenses of $1,235 are required to remain a public Company. The Company's auditors, Anderson ZurMuehlen
& Co., P.C., billed $9,000 in audit fees plus $3,000 in fees to review the Securities Exchange Commission required quarterly reports, and have estimated an additional $20,000 per year to audit and report on SOX-404 compliance. The recruitment, hiring and training of one full time accounting professional to keep the Company in compliance with all new regulations is estimated at $40,000 annually. These costs total well over $75,000 annually. The average net income of the Company for the last three fiscal years ending December 31, 2001, 2002 and 2003 is $441. The annual costs associated with remaining public and compliant with SOX-404 are far greater than the net income of the Company;

     the decreased cost of being a private corporation, could result in savings of over $75,000.00 per year, including substantial savings of audit, legal, personnel costs;

     the greater flexibility that the Company's management would have to focus on long-term business goals, as opposed
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to quarterly focusing on short term results, deadlines and
compliance issues;

      the fact that the Company's Shares are not listed on any exchange, trading volume in the Company's Shares is negligible. There exists no public market for the stock. The stock is not traded on any securities exchange. During the entire year of 2003 only 567.2 Shares repurchased by the Company and 2004 to-date, only 3,209.6 Shares were repurchased by the Company. All of these Shares were repurchases by the Company at 50 cents per share. There were no other trades. This information is based on the Company's stock records and information provided by the Company's transfer agent, UAC, Inc;

     the reduction in the amount of public information available to competitors about the Company's business that would result from the termination of the Company's obligations under the reporting requirements of the Securities and Exchange Commission (the "Commission");

      recent public capital market trends affecting small-cap companies, including a perceived lack of interest by institutional investors, in companies that are not listed on any exchange;

	The Filing Persons also considered that there has been no trading in the Shares other than repurchases by the Company at the request of Unaffiliated Security Holders and/or their heirs. The Filing Persons also believe that the Merger would result in immediate, enhanced liquidity for the Unaffiliated Security Holders.

The Filing Persons have determined to effect the Merger at this time because they wish to realize the benefits of taking the Company private, as discussed above, before the increased costs of being a public Company would significantly reduce the Company's earnings. The Company's stock price was not a significant factor in the timing of the Filing Persons' decision to ropose the Merger.

This Rule 13e-3 transaction is structured as a merger under
Section 35-1-818 of the MBCA.  This form of merger allows the
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Unaffiliated Security Holders to receive cash for their Shares and allows Parent to acquire all of the outstanding interests in the Company.

EFFECTS

General

Upon completion of the Merger, the Filing Persons will have complete control over the conduct of the Company's business, will receive the benefit of any future increases in the value of the Company and will bear the complete risk of any losses incurred in the operation of the Company and any decrease in the value of the Company. The Filing Persons' beneficial ownership of the Company immediately prior to the Merger in the aggregate, amounts to approximately 94.6%. Upon completion of the Merger, the Filing Persons beneficial interest in the Company's Net Book Value of $2,778,270 as of September 30, 2004 and Net Income of $251,966 for the Nine Months Ended September 30, 2004 will increase from approximately 94.6% to 100.0% of those amounts.

The Company will be the beneficiary of the projected savings of $75,000.00 or more per year after terminating registration under the Exchange Act (for example, as a privately-held entity, the Company will no longer be required to file quarterly, annual and other periodic reports with the Commission or publish and distribute to its stockholders annual reports and proxy statements). The projected savings would include savings from audit, legal, and personnel fees and costs.

Upon completion of the Merger, the Unaffiliated Security Holders will no longer have any interest in, and the Unaffiliated Security Holders will not be shareholders of, the Company and, therefore, will not participate in the Company's future earnings and potential growth and will no longer bear the risk of loss from operations or loss from any decreases in the value of the Company. The Unaffiliated Security Holders will not share in any distribution of proceeds after any sales of businesses of the Company or its subsidiaries, whether contemplated at the time of the Merger or thereafter. All of
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the Unaffiliated Security Holders' incidents of stock ownership, such as the rights to vote on certain corporate decisions, to elect directors, to receive distributions upon the liquidation of the Company and to receive dissenters' rights upon certain mergers or consolidations of the Company (unless such dissenters' rights are perfected in connection with the Merger), as well as the benefit of potential increases in the value of their holdings in the Company based on any improvements in the Company's future performance, will be extinguished upon completion of the Merger. All Unaffiliated Security Holders will receive the same cash price of $0.70 per share for each share owned.

Upon completion of the Merger, the Unaffiliated Security Holders will no longer have any interest in, and will not be shareholders of, the Company and, therefore, will not participate in the Company's future earnings and potential growth and will no longer bear the risk of loss from operations or loss from any decreases in the value of the Company. The Unaffiliated Security Holders will not share in any distribution of proceeds after any sales of businesses of the Company or its subsidiaries, whether contemplated at the time of the Merger or thereafter. All of the Unaffiliated Security Holders' incidents of stock ownership, such as the rights to vote on certain corporate decisions, to elect directors, to receive distributions upon the liquidation of the Company and to receive dissenters' rights upon certain mergers or consolidations of the Company (unless such dissenters' rights are perfected in connection with the Merger), as well as the benefit of potential increases in the value of their holdings in the Company based on any improvements in the Company's future performance, will be extinguished upon completion of the Merger.

Upon completion of the Merger, the Unaffiliated Security Holders also will not bear the risks of operations losses or potential decreases in the value of their holdings in the Company based on any downturns in the Company's future performance. Instead, the Unaffiliated Security Holders will have liquidity, in the form of the Merger Price, in place of an ongoing equity interest in the Company, in the form of the Shares. In summary, if the
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Merger is completed, the Unaffiliated Security Holders will have no rights as stockholders of the Company (other than statutory dissenters' rights in the case of Unaffiliated Security Holders who perfect such rights under Montana law).

The Shares

Once the Merger is consummated, public trading of the Shares will cease. The Company will no longer be required under the federal securities laws to file reports with the Commission and will no longer be subject to the proxy rules under the Exchange Act.

Federal Income Tax Consequences of the Merger

The following discussion is a summary of the material United States federal income tax consequences of the Merger to beneficial owners of Shares. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), and the laws, regulations, rulings, and decisions in effect on the date of this Schedule 13E-3, all of which are subject to change (possibly with retroactive effect) and to differing interpretations. In addition, this discussion only applies to holders that are U.S. persons, which is defined as a citizen or resident of the United States, a domestic partnership, a domestic corporation, any estate (other than a foreign estate), and any trust so long as a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust. For federal income tax purposes, an estate is classified as a "foreign estate" based on the location of the estate assets, the country of the estate's domiciliary administration, and the nationality and residency of the domiciliary personal representative.

This discussion does not address all aspects of federal income taxation that may be relevant to holders in light of their particular circumstances or to holders who may be subject to special tax treatment under the Code, including holders who are brokers, dealers or traders in securities or foreign currency, traders in securities that elect to apply a market-to-market method of accounting, foreign
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persons (defined as all persons other than U.S. persons),
insurance companies, tax-exempt organizations, banks, financial institutions, broker-dealers, real estate investment trusts, regulated investment companies, grantor trusts, holders who hold common stock as part of a hedge, straddle, conversion, or other risk reduction transaction, or who acquired common stock pursuant to the exercise of compensatory stock options or warrants or otherwise as compensation.

The receipt of cash by a stockholder, pursuant to the Merger or pursuant to the exercise of the stockholder's statutory dissenter's rights, will be a taxable transaction for United States federal income tax purposes. A stockholder will recognize gain or loss for United States federal income tax purposes equal to the difference between the amount of cash that the stockholder receives in the Merger and that stockholder's adjusted tax basis in that stockholder's shares. Such gain or loss will be a capital gain or loss if the stockholder holds the Shares as a capital asset. Such gain or loss will be considered long-term if, at the effective date of the Merger, the stockholder has held the Shares for more than one year. The cash payments made to a stockholder pursuant to the Merger will be subject to backup United States federal income tax withholding unless the stockholder provides the Paying Agent with his, her or its tax identification number (social security number or employer identification number) and certifies that such number is correct, or unless an exemption from backup withholding applies.

Cash received by stockholders who exercise statutory dissenters' rights ("Dissenting Stockholders") in respect of dissenter or appraisal rights will result in the recognition of gain or loss to the Dissenting Stockholder.
Any such Dissenting Stockholder should consult with his, her, or its tax advisor for a full understanding of the tax consequences of the receipt of cash in respect of dissenter or appraisal rights pursuant to the Merger.

None of the Filing Persons or the Company expects to recognize any gain, loss, or income by reason of the Merger.
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EACH BENEFICIAL OWNER OF SHARES IS URGED TO CONSULT
SUCH BENEFICIAL OWNER'S TAX ADVISOR AS TO THE SPECIFIC
TAX CONSEQUENCES TO EACH SUCH BENEFICIAL OWNER OF THE
MERGER, INCLUDING THE APPLICATION OF STATE, LOCAL,
FOREIGN AND OTHER TAX LAWS.

FAIRNESS OF THE MERGER

Fairness.  On November 4, 2003, The Company's Board of
Directors held a meeting at which the proposed plan to acquire the shares of the Unaffiliated Shareholders in the Company through the Merger was presented and discussed. At this meeting, Company's Board of Directors resolved to take the Company private by having the Parent acquire for cash, through the Merger, all of the Shares held by Stockholders other than the Parent at a purchase price of $0.60 per share. The Company's Board of Directors determined that the Merger is both procedurally and substantively fair to the Unaffiliated Security
Holders.  The $0.60 to be paid to those Unaffiliated
Security Holders represented a 15% premium over the net book value of each share and a 7% premium over the fair value of each share.

On December 15, 2003, The Company's Board of Directors held a meeting to discuss increasing the purchase price for all of the Shares held by Stockholders other than the Parent to $0.62 per share. At this meeting The
Company's Board of Directors resolved to take the Company private by having the Parent acquire for cash, through the Merger, all of the Shares held by Stockholders other than the Parent at a purchase price of $0.62 per share. The Company's Board of Directors determined that the Merger is both procedurally and substantively fair to the Unaffiliated Security Holders.
The $0.62 to be paid to those Unaffiliated Security
Holders represented a 29% premium over the net book value of each share and an 11% premium over the fair value of each share.

On November 18, 2004, The Company's Board of Directors
held a meeting to discuss the updated financial
condition of the Company and the progress of the proposal
to take the Company private.  Current financial
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statements and asset values as of September 30, 2004 were
presented by the Chief Financial Officer of the Company.
The Board of Directors considered appointing a special
committee of outside persons to negotiate the terms of the
Merger.  After discussion of the nature of the Company's
assets, the ease of valuing the assets, the simplicity of
the transaction, and the cost of paying members of the
Committee, the Board determined that an outside committee
was not necessary.  At this time, the Board felt that
fair market value of the real estate assets owned by the
Company were more accurately represented by the full
re-appraisal values as determined by the State of Montana,
and the recent purchase price of the Company's commercial
building.  The Board considered commissioning formal
appraisals on the Company's real estate, but felt that
the cost of the appraisals would dilute the Unaffiliated
Security Holders interest and that the formal appraisal
values would be similar to the State of Montana appraisal
values.  It was resolved, at the suggestion of Mr. McCann,
the Chief Executive Officer, to proceed with taking the
Company private by having the Parent acquire for cash,
through the Merger, all of the Shares held by Stockholders
other than the Parent at a purchase price of $0.70 per
share.  The Company's Board of Directors determined that
the Merger is both procedurally and substantively fair to
the Unaffiliated Security Holders.  The $0.70 to be paid
to Unaffiliated Security Holders represents a 35% premium
over the net book value of each share and a 13% premium
over the fair market value of each share.  The Fair Value
per share was determined based on an evaluation of the
Company's 10KSB and 10QSB reports for the last three years
and asset values as determined above.   Based on Boards
evaluation, it was determined that the Fair Value of the Company as of September 30, 2004 was $.062 per share.

On November 4, 2003 M Corp's Board of Directors held a meeting at which the proposed plan to acquire the shares of the Unaffiliated Shareholders in the Company through the Merger was presented and discussed. At this meeting, M Corp's Board of Directors resolved to take the Company private by having Parent acquire for cash, through the Merger, all of the Shares held by shareholders other than the Parent at a purchase price of $0.60 per share.
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M Corp's Board of Directors determined that the Merger is
both procedurally and substantively fair to the Unaffiliated Security Holders. As the $0.60 to be paid to those Unaffiliated Security Holders represented a 25%
premium over the net book value of each share and a 7% premium over the fair value of each share.

On December 15, 2003, M Corp's Board of Directors held a meeting to discuss increasing the purchase price for all of the Shares held by Stockholders other than the Parent to $ 0.62 per share. At this meeting M Corp's Board of Directors resolved to take the Company private by having the Parent acquire for cash, through the Merger, all of the Shares held by Stockholders other than the Parent at a purchase price of $0.62 per share. M Corp's Board of Directors determined that the Merger is both procedurally and substantively fair to the Unaffiliated Security Holders. The $0.62 to be paid to those Unaffiliated Security Holders represented a 29% premium over the net book value of each share and an 11% premium over the fair value of each share.

On November 18, 2004, M Corp's Board of Directors held a meeting to consider increasing the purchase price for all of the Shares held by Stockholders other than the Parent to $0.70 per share. The Chief Financial Officer of the Company presented financial statements and updated fair market values, net book value and liquidation value of the Company as of September 30, 2004. At this meeting M Corp's Board of Directors, at the suggestion of Mr. McCann, the Chief Executive Officer, resolved to take the Company private by having the Parent acquire for cash, through the Merger, all of the Shares held by Stockholders other than the Parent at a purchase price of $0.70 per share. M Corp's Board of Directors determined that the Merger is both procedurally and substantively fair to the Unaffiliated Security Holders. The $0.70 to be paid to those Unaffiliated Security Holders represents a 35% premium over the net book value of each share and a 13% premium over the fair market value of each share.

On November 4, 2003, Parent's Board of Directors held a meeting at which the proposed plan to acquire the shares
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of the Unaffiliated Shareholders in the Company through the
Merger was presented and discussed. At this meeting, Parent's Board of Directors resolved to take the Company private by having Parent acquire for cash, through the Merger, all of the Shares held by persons other than those owed by the parent at a purchase price of $0.60 per share. Parent's Board of Directors determined that the Merger is both procedurally and substantively fair to the Unaffiliated Security Holders. As the $0.60 to be paid to Unaffiliated Security Holders represented a 25% premium over the net book value of each share and a 7% premium over the fair value of each share.

On December 15, 2003, Parent's Board of Directors held a meeting to discuss increasing the purchase price for all of the Shares held by Stockholders other than the Parent to $ 0.62 per share. At this meeting Parent's Board of Directors resolved to take the Company private by having the Parent acquire for cash, through the Merger, all of the Shares held by Stockholders other than the Parent at a purchase price of $0.62 per share. Parent's Board of Directors determined that the Merger is both procedurally and substantively fair to the Unaffiliated Security Holders. The $0.62 to be paid to those Unaffiliated Security Holders represented a 29% premium over the net book value of each share and an 11% premium over the fair value of each share.

	On November 18, 2004, Parent's Board of Directors held a meeting to consider increasing the purchase price for all of the Shares held by Stockholders other than the Parent to $0.70 per share. At this meeting, it was suggested by Mr. McCann, the Chief Executive Officer, and resolved that the Parent's Board of Directors take the Company private by having the Parent acquire for cash, through the Merger, all of the Shares held by Stockholders other than the Parent at a purchase price of $0.70 per share. Parent's
Board of Directors determined that the Merger is both procedurally and substantively fair to the Unaffiliated Security Holders. The $0.70 to be paid to those Unaffiliated Security Holders represents a 35% premium of the net book value of each share and a 13% premium over the fair value of each share. The Fair Value per share was based on information provided by the Company
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as of September 30, 2004, consisting of updated financial
statements and fair market values of the Company's real estate assets.

Factors Considered in Determining Fairness. In reaching its determination that the terms of the Merger are both procedurally and substantively fair to the Unaffiliated Security Holders, Parent's Board of
Directors considered the factors set forth below in making its determination. Parent's Board of Directors determined that each of the following factors supported its belief that the Merger is fair to the Unaffiliated
Security Holders.
      Current and Historical Market Prices. No established market exists for the Company's common stock. The Company's common stock is not traded on any established securities exchange. To the Filing
Persons' knowledge, neither bid nor asked quotations or prices for the Company's common stock have appeared in any established quotation system or have appeared in any newspaper or publication for over fifteen years.
      Lack of Liquidity. The Filing Persons also noted that Shares of the Company's common stock are not quoted on any exchange and are not listed on the "Pink Sheets". With approximately 287,190 Shares being held by entities other than the Filing Persons, the Parent's Board of Directors believes that any effort to sell a material portion of such Shares in the open market or otherwise would materially depress the then trading price.
      Net Book Value. The Company's estimated net book value at September 30, 2004 was approximately
$2.7 million, which equates to a per Share valuation of approximately $0.52 per share. The Merger Price represents a premium of 19% over the net book value per Share.
      Liquidation Value.  The Company's Liquidation
Value at September 30, 2004 was approximately 3.3 million, which equates to a per Share valuation of approximately $0.62 per share. The liquidation value represents the estimated cash value of the Company as if all its assets were liquidated. The Merger Price represents a premium of 13% over the Liquidation value per Share. The Fair Value represents the current value of the Company's assets based on the September 2004
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full reappraisal value of property as determined by
the State of Montana.
      Earnings Value.  The Company's losses for the
Year Ended December 31, 2003, were approximately
$0.0059 per Share.

      Repurchase Price. Over the past two years, the Company has repurchased 3,776.8 shares from Unaffiliated Security Holders at a share price of $0.50 per share. The Merger Price of $.70 per share represents a premium of 40% over the repurchase price.

      Going Concern Value.  Parent's Board of
Directors did not consider "shopping" the Company
to prospective buyers, as the Parent has indicated
that it intends to retain its majority holdings in
the Company.   It is estimated that if the Company
were sold to another party, it would bring approximately the liquidated value of its assets.
There are no intangible assets associated with the operations of the business. This is based on the Company's net income from operations in relation to its assets. The Company's major assets consist of cash and commercial and residential rental properties. Upon sale of the Company as a whole, the Board determined that the Company would be valued based on the Fair Market Value of it's assets. The
Board determined that the Fair Market Value of the rental real estate takes into account it's Going
Concern Value. The Company would be worth substantially less to an outside entity because the Company's management costs have been paid by M Corp.
An outside entity would incur these management costs in addition to the other operating costs of the Company. The Company's annual average net income over the past three years has been $441, and excluding the effect of the sale of the Company's Florida property, net income through September 30, 2004 was actually a loss of $756.

      Financial Performance, Condition, Business
Operations and Prospects of the Company. The Merger would shift the risk of the future financial performance of the Company from the Shareholders, who do not have the power to control decisions made as to the Company's business, entirely to Parent, who does have the power to control the Company's business and who will bear
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the risks inherent in the business in the future.

      Other Factors.

	Parent's Board of Directors believed that the liquidity that would result from the Merger would be beneficial to the Unaffiliated Security Holders because the Filing Persons' ownership of approximately 94.6% of the outstanding Shares results in an extremely small public float that limits the amount of trading in the Shares.

(      The Merger represents an opportunity for the
Unaffiliated Security Holders to realize cash for their Shares, which would otherwise be extremely difficult given the lack of liquidity of the market for shares of the Company's common stock. The only action is the repurchasing of stock at the request of the Unaffiliated
Security Holders. A stockholder desiring to liquidate his, her or its entire position under the Company's recent trading volumes prior to such announcement would have found that demand for such shares was nearly non-existent and that persistent attempts to sell such Shares could have led to a reduction in the price to be paid for such Shares.

Certain Negative Considerations.  Parent's Board of
Directors also considered the following factors, which some shareholders may consider negative, in their deliberations concerning the fairness of the terms of the Merger and its procedural fairness:

      Termination of participation in the future growth of the Company. Following the successful completion of the Merger, the Unaffiliated Security Holders would cease to participate in the future earnings or growth, if any, of the Company or benefit from increases, if any, in the value of their shares in the Company.

      Perceived Conflicts of Interest. The financial interests of the Filing Persons could be adverse to the financial interests of the Unaffiliated Security Holders.
Officers and directors of the Company may have potential conflicts of interest with the Merger as certain
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officers and directors of the Filing Persons are also
officers and directors of the Company. See Schedule 1 for details concerning the relationships between the various parties.

      Board of Director Approval Only Required.  The
Merger does not require stockholder approval, only the approval of the Board of Directors of the Company per Montana Business Corporation Act Section 35-1-818.

      No Unaffiliated Representatives or Independent
Director Approval. The Company's Board of Directors has not retained an unaffiliated representative to act solely on behalf of the Unaffiliated Security Holders for the purpose of negotiating the terms of the Merger.

       Procedural Fairness. Notwithstanding the considerations set out in this section under the heading
"--Certain Negative Considerations," Parent's Board of
Directors believes that the Merger is fair to the Unaffiliated Security Holders. In making such determination, Parent's Board of Directors considered and relied on the fact that Unaffiliated Security
Holders who believe that the terms of the Merger are not fair can pursue dissenters' rights in the Merger under Montana law. Parent's Board of Directors did not appoint a special committee of its members since all of its members have an interest in the Company and that Parent's Board of Directors believed that any special committee that was appointed would need to retain its own independent legal counsel and financial advisors to help the special committee evaluate the fairness of the proposed transaction. Parent's Board of Directors also believed that, based on the factors described herein, the terms of the proposed Merger are fair to the Unaffiliated Security Holders, and that the potential financial cost of hiring such advisors and the diversion of management resources that would be caused by the negotiations between the special committee and Parent would outweigh any benefit that would be derived from the appointment of a special committee.

	Conclusions of the Parent's Board of Directors,
M Corp's Board of Directors and the Company's Board of Directors. The Parent's Board of Directors, M Corp's
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Board of Directors and the Company's Board of Directors
concluded that, given the estimated fair value, net book value, liquidation value, past repurchase price per share and the limited trading market for shares, the 70 cents per share is fair treatment of Unaffiliated Security
Holders. In determining that the Merger is fair to the Unaffiliated Security Holders, the Parent's Board of
Directors, M Corp's. Board of Directors and the
Company's Board of Directors considered the above factors as a whole and did not assign specific or relative weights to them. Notwithstanding the considerations set out in the section under the heading "Certain Negative Considerations", the Parent's
Board of Directors, M Corp's Board of Directors and the
Company's Board of Directors believe that the Merger is procedurally fair to the Unaffiliated Security Holders.

In determining that the Merger is fair to the Unaffiliated Security Holders, Parent's Board of
Directors considered the above factors as a whole and did not assign specific or relative weights to them.

APPROVAL OF SECURITY HOLDERS

The Board of Directors of the Company approved the Merger in accordance with Montana Business Corporation
Act Section 35-1-818. As the Parent owns over 80% of the outstanding shares of the Company, only approval of the Board of Directors is required.

APPROVAL OF DIRECTORS OF THE COMPANY

In a meeting held on November 4, 2003 the Company's oard of Directors approved the Merger in accordance with Montana Business Corporation Act Section
35-1-818.

OTHER OFFERS

No other firm offers have been made in the last two years for:

      the Merger or consolidation of the Company with or into another Company, or vice versa;
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
      the sale or other transfer of all or any substantial part of the assets of the Company; or

      a purchase of the Company's securities that would enable the holder to exercise control of the subject Company.

REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS

The Filing Persons have engaged a third party CPA to perform advisory functions with the drafting and reviewing of documents prior to filing with the Securities Exchange Commission.


INFORMATION ABOUT THE COMPANY

The Company is named Diversified Realty, Inc.
The principal executive offices of the Company are located at 128 Second Street South, Great
Falls, Montana 59401, and its telephone number is (406) 727-2600.

The Company's common stock is not traded on any securities exchange, nor are records kept of any quotations by securities dealers or Pink Sheets, LLC. To the best knowledge of the Filing Persons, bid and asked quotations for the Company's common stock are not reported in any newspapers.

No dividends on the Company's common stock were declared or paid in 2004, 2003 or 2002. Other than the requirements of Montana law, there are no legal or contractual restrictions on the Company's ability to declare dividends.

There are approximately 2,158 holders of record of the Company's common stock.

The Company is subject to the disclosure requirements of the Exchange Act and in accordance therewith is required to file reports, proxy statements and other information with the Commission relating to its business, financial condition and other matters. Such reports, proxy statements and other information are available for inspection at the Commission's public reference facilities at 450 Fifth
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
Street, N.W., Washington, D.C. 20549. Copies may be obtained at prescribed rates from the Commission's principal office at 450 Fifth Street,
N.W., Washington, D.C. 20549. The Commission also maintains a web site that contains reports, proxy and information statements and other information regarding registrations that file electronically with the Commission at http://www.sec.gov.

FINANCIAL INFORMATION

The audited financial statements for the fiscal years ended December 31, 2002 and 2003 are incorporated herein by reference from Item 8 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2003 ("Form 10-K").
The unaudited financial statements for the nine month periods ended September 30, 2004 and September 30, 2003 are incorporated herein by reference to the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2004 (the "Form 10-Q").

The Company's net book value per share as of September 30, 2004 is approximately $0.52 per
Share. The Company has not made an underwritten public offering of its securities in the last three years. The Company purchased 3,776.8 shares of the Company's stock from estates and persons who request the Company to purchase their shares in the past two years at $0.50 per share.
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
SELECTED CONSOLIDATED FINANCIAL INFORMATION

Set forth below is certain selected consolidated financial information with respect to the Company excerpted or derived by the Filing Persons from the audited consolidated financial statements of the Company contained in the Form 10-K and the unaudited financial statements contained in the Company's Form
10-Q. More comprehensive financial information is included in the Form 10-K, the Form 10-Q and in other documents filed by the Company with the Commission, and the following financial information is qualified in its entirety by reference to the Form 10-K, the Form 10-Q and other documents and all of the financial information (including any related notes) contained therein or incorporated therein by reference. The selected financial information presented below as of and for the fiscal years ended
December 31, 2002 and 2003, has been derived from the Company's audited Consolidated Financial Statements.
The results of operations for the nine months ended
September 30, 2004 and 2003 have not been audited.
The results of operations for the nine months ended
September 30, 2004 are not necessarily indicative of results for the entire year.

		   For the Nine Months  For the Twelve Months
		       Ended                 Ended
                  September 30,          December 31,
               2004        2003        2003       2002
Income
Statement
Data:

Operating
Revenues    $ 499,507    $ 63,537    $  86,385 $ 95,758

Operating
Expenses       84,425      59,964      115,749   72,053

Income (Loss)
Before Taxes  415,082       3,573      (29,364)  23,705

Income
Tax Expense
(Benefit)    (163,116)      3,372       (2,336)  10,850

Net
Income(Loss)$ 251,966    $  6,945     $(31,700)$ 34,555

Other Comprehensive
Income (Loss)
Net of Income
Taxes:

Unrealized
Holding Gains
(Losses)         (50)         234           271    1,678

Comprehensive
Income      $ 251,916     $ 7,179      $(31,429)$ 36,233

Earnings (Loss)
per Share     $ .0469     $ .0013      $ (.0059) $ .0067
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		             As of              As of
		          September 30,      December 31,

Balance Sheet Data:
                     2004       2003      2003       2002

Current
Assets              $2,309,219 $2,408,639 $2,364,929 $2,366,198
Property, Plant
 and Equipment,
  Net                   808,458    177,310    173,618   188,384
Long Term
 Deferred
  Income Taxes            -0-        -0-        4,052     16,450

Total Assets         $3,117,677 $2,585,949 $2,542,599 $2,571,032

Current
 Liabilities         $  170,107 $   19,329 $   14,640 $   11,361
Long Term
 Deferred Tax
  Liabilities        $  169,300 $      -0- $      -0- $      -0-

Total Stockholder's
 Equity              $2,778,270 $2,566,620 $2,527,959 $2,559,671

Total Liabilities
 and Stockholder's
  Equity             $3,117,677 $2,585,949 $2,542,599 $2,571,032

Other Data:
Book Value Per Share $     0.52 $     0.48 $     0.47 $     0.48


Ratio of Earnings to Fixed Charges: The Company has no fixed charges as of September 30, 2004.

INFORMATION ABOUT THE FILING PERSONS

COMPANY

(a)	NAME AND ADDRESS.
Company's principal offices are located at 128 Second Street South, Great Falls, Montana, Attention: Dawn Mellinger, and her telephone number is (406)-727-2600. Immediately prior to the Merger, after contribution of Shares beneficially owned by M Corp to Parent, 5,076,708.6 Shares or approximately 94.6% of the Company's common stock will be owned by the Parent.

(b)	BUSINESS AND BACKGROUND OF ENTITY.
Company is a Montana corporation which primarily deals in real estate. During the last five years, Company has not been convicted in a criminal proceeding and Company was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Parent was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.
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

(c)	BUSINESS AND BACKGROUND OF NATURAL PERSONS.
The name, business address, position with Company, principal occupation, five-year employment history and citizenship of each of the officers of Parent, together with the names, principal businesses and addresses of any corporations or other organizations in which such principal occupations are conducted, are set forth on Schedule I hereto. During the last five years, to the best knowledge of Parent, none of the persons listed in Schedule I has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, to the best knowledge of Company, none of the persons listed in Schedule I was a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of such persons was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

PARENT

(a)	NAME AND ADDRESS.
Parent's principal offices are located at 128 Second Street
South, Great Falls, Montana  and its telephone number is
(406)-727-2600. Immediately prior to the Merger, after contribution of Shares beneficially owned by M Corp to Parent, Parent will own 5,076,708.6 Shares or approximately 94.6% of the Company's common stock.

(b)	BUSINESS AND BACKGROUND OF ENTITY.
Parent, a Montana corporation, was formed for the sole purpose of merging with the Company. During the last five years, Parent has not been convicted in a criminal proceeding and Parent was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Parent was or is subject to a judgement, decree, or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.
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

(c)	BUSINESS AND BACKGROUND OF NATURAL PERSONS.
The name, business address, position with Parent, principal occupation, five-year employment history and citizenship of each of the officers of Parent, together with the names, principal businesses and addresses of any corporations or other organizations in which such principal occupations are conducted, are set forth on Schedule I hereto. During the last five years, to the best knowledge of Parent, none of the persons listed in Schedule I has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, to the best knowledge of Parent, none of the persons listed in Schedule I was a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of such persons was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

M CORP

(a)	NAME AND ADDRESS.
The address of M Corp is 128 Second Street South, Great
Falls, Montana, and its telephone number is (406)-727-2600.
M Corp owns 5,076,708.6 Shares or 94.6% of the Company's common stock. Immediately prior to the Merger all of these shares will be contributed to Parent and M Corp will own
100% of the outstanding stock of Parent.

(b)	BUSINESS AND BACKGROUND OF ENTITY.
M Corp is a holding Company of entities principally engaged in the business of title insurance and the ownership and rental of real properties. During the last five years, M Corp has not been convicted in a criminal proceeding, and
M Corp was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which M Corp was or is subject to a judgement, decree, or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.
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
(c)	BUSINESS AND BACKGROUND OF NATURAL PERSONS.
Information with respect to each of the officers of M Corp is set forth on Schedule I hereto. During the last five years, to the best knowledge of M Corp, none of the persons listed in Schedule I has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, to the best knowledge of M Corp, none of the persons listed in Schedule I was a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of such persons was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

A.M. MCCANN FAMILY

(a)	NAME AND ADDRESS
	The A.M. McCann family's address is 1265
Yellowstone Avenue, Billings, Montana. Their phone number is (406) 245-9000. The A.M. McCann family holds a 94.3% beneficial ownership interest in M Corp. M Corp owns 94.6% of Diversified Realty, Inc.

(b)	BUSINESS AND BACKGROUND OF ENTITY.
A. M. McCann and family are United States citizens. For the past five years, A.M. McCann has been a retired businesswoman and investor. During the last five years, A.M. McCann and family have not been convicted in a criminal proceeding and A.M. McCann and family were not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the A.M. McCann family was or is subject to a judgement, decree, or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

(c)	BUSINESS AND BACKGROUND OF NATURAL PERSONS.
During the last five years, to the best knowledge of A.M. McCann and family, none of the persons listed in
Schedule I has been convicted in a criminal proceeding
(excluding traffic violations or similar misdemeanors).
During the last five years, to the best knowledge of the A.M. McCann family, none of the persons listed in
Schedule I was a party to any civil proceeding of a
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judicial or administrative body of competent
jurisdiction as a result of which any of such persons was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

PRIOR STOCK PURCHASES

Diversified Realty, Inc. repurchased 3,776.8 shares of the stock during the past two years at $0.50 per share.

TRANSACTIONS

Except as noted below, there have been no transactions during the past two years between (i) any of the Filing
Persons or, to the best knowledge of the Filing Persons, any of the persons listed on Schedule I and (ii) the Company or any of its affiliates that are not natural persons where the aggregate value of such transactions is more than one percent of the Company's consolidated revenues for (1) the fiscal year in which the transaction occurred, or (2) with respect to the current year, the past portion of the current fiscal year, except as described in the following paragraph.

During the past two years there have been no transactions between any of the Filing Persons or, to the best knowledge of the Filing Persons, any of the persons listed on Schedule I and any executive officer, director, or affiliate of the Company that is a natural person where the aggregate value of the transaction or series of similar transactions with such person exceeded $60,000.

SIGNIFICANT CORPORATE EVENTS

During the past two years there have been no negotiations, transactions, or material contacts between (i) any of the Filing Persons or, to the best knowledge of the Filing Persons, any of the persons listed in Schedule I, and (ii) the Company and its affiliates concerning any merger, consolidation, acquisition, tender offer for any class of the
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Company's securities or sale or other transfer of
a material amount of the Company.

NEGOTIATIONS OR CONTACTS

Other than as described discussions of the Filing Person's Boards of Directors related to the approval and consummation of the Merger, during the past two years there have been no negotiations or material contacts concerning the matters referred to above between (i) any affiliates of the Company or (ii) the Company or any of its affiliates and any person not affiliated with the Company who would have a direct interest in such matters.

CONFLICTS OF INTEREST

The following are all agreements, arrangements,
or understandings, and any actual or potential
conflicts of interest, deemed to be material,
between any of the Filing Persons or their
affiliates and the Company, its executive
officers, directors, or affiliates.
The Filing Persons are in control of the
Company because they currently own 94.6% of
the Company's outstanding common stock.
Sheila M. McCann is the President and a
Director of M Corp and is also a Director of
the Company and the Parent.  Ms. McCann's
brother, Paul J. McCann, Jr. owns 1,024.40 shares
of the Company's common stock and her grandmother,
E. F. McCann (deceased) owns 2,008.6 shares of
the Company's common stock.  The beneficial owner
of E. F. McCann's shares is her father Paul J.
McCann, Sr. The Shares owned by Ms. McCann's
brother and grandmother will receive $0.70 per
share in the Merger on the same terms and
conditions as are applicable to all other
Unaffiliated Security Holders of the Company.
	R. Bruce Robson is President of the Company,
the President of the Parent and a Director of M Corp.
Tyler Arneson is a Director of the Parent and the
Company.  Mr. Arneson is a nephew of Sheila McCann.
John Ross is a Director of the Parent and the
Company.
	Paul J. McCann is the Chief Executive Officer
of the Company, the Parent and M Corp.  Paul J.
McCann is the father of Sheila M. McCann.
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	Dawn Mellinger is the Chief Financial Officer
of the Company, the Parent and M Corp.

AGREEMENTS INVOLVING THE SUBJECT COMPANY'S SECURITIES

There are no agreements, arrangements, or understandings, whether or not legally enforceable, between any of the Filing Persons or, to the best knowledge of the Filing Persons, any of the persons listed on Schedule I hereto and any other person with respect to any securities of the Company.

SPECIFIC TERMS OF THE MERGER

CONTRIBUTION AND MERGER

Prior to the Effective Date, M Corp plans to contribute all of the Shares it owns to Parent.
As of September 30, 2004, M Corp beneficially owned 5,076,708.6 Shares, representing in the aggregate approximately 94.6% of the outstanding
Shares. Upon receipt of this Contribution, Company will merge with and into Parent pursuant to Section
35-1-818 of the MBCA, with the Parent to be the surviving corporation. To so merge, the Board of Directors of Parent will approve the Merger and Parent will file a Certificate of Ownership and Merger with the Secretary of State of Montana.
Upon the Effective Date, each Share issued and outstanding immediately prior to the Effective
Date (other than Shares owned by Parent or the Company and Shares held by Unaffiliated Security
Holders, if any, who properly exercise their statutory dissenters' rights under the MBCA) will be cancelled and extinguished and be converted into and become a right to receive the Merger
Price.  As a result of the Merger, the Filing
Persons will own all of the outstanding equity interests in the Company.

Under the MBCA, because Parent holds at least 80% of the outstanding Shares of the Company, the Parent has the authority in accordance MONTANA
BUSINESS CORPORATION ACT Section 35-1-818 to effect the Merger with a vote of the Company's
Board of Directors only. The Company's Board of
Directors approved the Merger on November 4, 2003.
The Parent intends to take all necessary and appropriate action to cause the Merger to become
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effective on the Effective Date.  The Merger Price
will be $0.70 in cash per Share.

 MERGER PRICE

Upon completion of the Merger, in order to receive the cash merger Price of $0.70 per Share, each stockholder or a duly authorized representative must (1) deliver a Letter of Transmittal, appropriately completed and executed, to M Corp
(the "Paying Agent"), and (2) surrender such Shares by delivering the stock certificate or certificates that, prior to the Merger, had evidenced such Shares to the Paying Agent, as set forth in a Notice of Merger and Dissenters' Rights and Letter of
Transmittal which will be mailed to stockholders of record on the Effective Date. Stockholders are encouraged to read the Notice of Merger and Dissenters' Rights and Letter of Transmittal carefully when received.

SOURCE AND AMOUNT OF FUNDS

The total amount of funds expected to be required to pay the Merger Price for the Shares in the Merger and to pay related fees and expenses, is estimated to be approximately $221,047. We intend to pay the Merger consideration and these costs and expenses from the Company's existing available cash.

ACCOUNTING

The Merger will be accounted for as the acquisition of a minority interest using the purchase method of accounting.


FUTURE OPERATIONS

It is currently expected that, following the onsummation of the Merger, the business and operations of the Company will, except as set forth in this
Schedule 13E-3, be conducted by the Company substantially as they are currently being conducted.
The Filing Persons intend to continue to evaluate the business and operations of the Company with a view to maximizing the Company's potential. As such, the Filing Persons will take such actions as they deem
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appropriate under the circumstances and market
conditions then existing. The Filing Persons intend to cause the Company to terminate the registration of the Shares under Section 12(g) of the Exchange Act following the Merger, which would result in the suspension of the Company's duty to file reports pursuant to the Exchange Act. For additional information see "Special Factors - Purposes
Alternatives, Reasons and Effects of the Merger -
Effects."

The Filing Persons do not currently have any commitment or agreement for, and are not currently negotiating, the sales of any of the Company's businesses.

Except as otherwise described in this Schedule
13E-3, the Company has not, and the Filing Persons have not, as of the date of this Schedule 13E-3, approved any specific plan or proposals for, or negotiated:

any extraordinary transaction, such as a merger, reorganization or liquidation involving the surviving Company or any of its subsidiaries after the completion of the Merger;
any purchase, sale, or transfer of a material amount of assets of the surviving Company or any of its subsidiaries after the completion of the Merger;

any material change in the Company's dividend rate or policy, or indebtedness or capitalization;

any change in the present Board of Directors or management of the Company, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board or to change any material term of the employment contract of any officer; or

any other material change in the Company's corporate structure or business.
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Unaffiliated Security Holders of the Company
will have access to the Company's records in accordance with the Montana Corporation Business
Act. None of the Filing Persons intends to obtain counsel or appraisal services for the Unaffiliated Security Holders.

FEES AND EXPENSES

None of the Filing Persons will pay any fees or commissions to any broker or dealer in connection with the Merger. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by the Company for customary mailing and handling expenses incurred by them in forwarding materials to their customers.
The Paying Agent will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection with the Merger, including certain liabilities under the U.S. federal securities laws.

The following is an estimate of fees and expenses to be incurred by the Filing Persons and Parent in connection with the Merger:

Legal fees and expenses	             $  5,000.00
Accounting fees and expenses	       $ 15,000.00
Paying Agent expenses	             $  2,500.00
Printing and Postage expenses        $  3,800.00
Filing Fees	                         $     14.41
Miscellaneous fees and expenses	 $  1,000.00
     Total                           $ 27,314.41

Such fees, to the extent not paid by the Effective
Date, will be paid from the resources of the combined entity resulting from the Merger of Parent into the Company. Such fees paid prior to the Effective Date will be paid by the Company.

For a discussion of the reasons for the Merger, see
"Special Factors -- Purposes, Alternatives Reasons and Effects -- Reasons." For federal income tax purposes, in general, a stockholder will recognize gain or loss for United States federal income tax purposes equal to the difference between the amount of cash that the stockholder receives in the Merger and that stockholder's adjusted tax basis in that stockholder's Shares.
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DISSENTERS' OR APPRAISAL RIGHTS

Any Public Stockholder may, as an alternative to receiving the Merger Consideration, dissent from the Merger and obtain payment of the fair value of such stockholder's Shares pursuant to Sections 35-1-826 through 35-1-839 of the Montana Business Code
Annotated ("MCA"). The following is a summary of the rights of the Company's stockholders who dissent from the Merger. This summary does not purport to be complete and is qualified in its entirety by reference to Sections 35-1-826 through 35-1-839 of the MCA, a copy of which is attached as Exhibits (f) to this Statement.

When the Merger is completed, the Company is required to deliver a written dissenters' notice to all stockholders. The notice must be sent by the Company no later than 10 days after the Effective Date
(January 15, 2005) and must:

state where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

inform shareholders of uncertificated shares to what extent transfer of the shares will be restricted after the payment is received;

supply a form for demanding payment that includes the date of the first announcement to the news media or to shareholders of the terms of the proposed corporate action and that requires the person asserting dissenters' rights to certify whether or not such shareholder acquired beneficial ownership of the shares before that date;

set a date by which the Company must receive the payment demand, which may not be fewer than 30 nor more than 60 days after the date the required dissenters' notice is delivered; and

be accompanied by a copy of Sections 35-1-826 through 35-1-839 of the MCA.
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If you exercise dissenters' rights, once you receive
a written dissenters' notice as described above, you must within the time set forth in the dissenters' notice:

demand payment;

certify whether you acquired beneficial ownership of your shares for which dissenters' rights are demanded before the date set forth in the dissenters' notice;
and

deposit your certificates in accordance with the terms of the dissenters' notice.

A shareholder who does not demand payment or deposit certificates where and when required is not entitled to payment for such shareholder's shares under the dissenters' rights statutes. A shareholder who timely demands payment and deposits his certificates as requested by the dissenters' notice retains all other rights of a shareholder until such rights are canceled by the consummation of the Merger.
The Company may restrict the transfer of uncertificated shares from the date of the demand for payment until the Merger is consummated; however, the holder of uncertificated shares retains all other rights of a shareholder until those rights are canceled by the consummation of the Merger.

Except as provided in the following paragraph, as soon as the Merger is effectuated or upon receipt of the demand for payment, the Company must pay each dissenter who complied with the foregoing requirements the amount the Company estimates to be the fair value of the dissenters' shares plus accrued interest. The payment must be accompanied by certain financial information concerning the Company, a statement of the Company's estimate of the fair value of the shares, an explanation of how the interest was calculated, a statement of the dissenter's right to demand payment if the dissenter is dissatisfied with the payment offer, and a copy of Sections 35-1-826 through 35-1-839 of the MCA.

If the Merger does not occur within 60 days after the date set in the dissenters' notice for demanding
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payment and depositing certificates, the Company must
return the deposited certificates and release the transfer restrictions imposed on uncertificated shares. Notwithstanding the foregoing, the Company may elect to withhold payment from any dissenter with respect to shares of which the dissenter or the person on whose behalf the dissenter acts was not the beneficial owner before November 1, 2004. If the Company elects to withhold such payments, after the consummation of the Merger, the Company must estimate the fair value of the shares plus accrued interest and pay this amount to each dissenter who agrees to accept it in full satisfaction of his demand. The
Company must send with its offer a statement of its estimate of fair value of the shares, an explanation of how interest was calculated and a statement of the dissenter's right to demand payment if he is dissatisfied with the offer.

A dissenter may notify the Company in writing of the dissenter's own estimate of the fair value of the dissenter's shares and the amount of interest due with respect thereto and may demand payment of the dissenter's estimate, less any previous payment, or reject the Company's offer and demand payment of the fair value of the dissenter's shares and the interest due if (i) the dissenter believes that the amount paid or offered is less than the fair value of the dissenter's shares or that the interest due is incorrectly calculated, (ii) the Company fails to make payment within 60 days after the date set for demanding payment, or (iii) the Company fails to effectuate the Merger and does not return the deposited certificates or release the transfer restrictions on uncertificated shares within 60 days after the date set for demanding payment. A dissenter waives the right to demand payment of the dissenter's own estimate of the fair value of the dissenter's shares or of the fair value of the dissenter's shares unless the dissenter notifies the Company of his demand in writing within 30 days after the Company made or offered payment for the dissenter's shares.

Within 60 days after any such subsequent demand is submitted by a shareholder, if such demand remains unsettled, the Company is required to file in an appropriate court in Montana, a petition to determine
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the fair value of the shares and accrued interest.  If
the Company does not commence the proceeding within the 60-day period, it is to pay each dissenter whose demand remains unsettled, the amount demanded. The court may appoint an appraiser to assist in determining the fair value of the shares. Each dissenter made a party to the proceeding is entitled to judgment for the amount, if any, by which the court finds the fair value of the dissenter's shares plus interest exceeds the amount paid by the Company or for the fair value plus accrued interest of his after-acquired shares for which the Company elected to withhold payment. The costs of any such court proceedings (including the compensation and expenses of any appraiser appointed by the court) will be assessed against the Company except that the court may assess any part of those costs as an expense against all or some dissenters who are parties to the proceeding and whose action in demanding a payment in addition to that offered by the Company the court finds to be arbitrary, vexatious or not in good faith. The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable, (1) against the Company and in favor of any or all dissenters if the court finds that the Company failed to comply substantially with the dissenters' rights statutory requirements, or (2) against either the Company or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously or not in good faith. If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated and should not be assessed against the Company, it may award to the counsel reasonable fees to be paid out of the amount awarded to the dissenters who were benefited.

The Company shareholders considering exercising dissenters' rights should bear in mind that the fair value of their shares determined under Sections
35-1-826 through 35-1-839 could be more than, the same as or less than the value of the consideration they will receive pursuant to the Merger if they do not exercise dissenters' rights.
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Any shareholder contemplating the exercise of
dissenters' rights is urged to review the full text of the dissenters' rights statutes, Sections
35-1-826 through 35-1-839 of the MCA. The procedures set forth in the dissenters' rights statutes must be followed exactly or dissenters' rights may be lost.

The foregoing summary does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise their dissenters' rights and is qualified in its entirety by express reference to the Sections
35-1-826 through 35-1-839 of the MBCA, the full text of which is attached hereto as Exhibit (f).
Stockholders should read Exhibit (f) in its entirety because failure to comply with the procedure set forth therein will result in loss of Dissenters' Rights.

TRANSACTION STATEMENT

ITEM 1.	SUMMARY TERM SHEET.

See "Summary Term Sheet."

ITEM 2.	SUBJECT COMPANY INFORMATION.

(a)	NAME AND ADDRESS.

See "Information About the Company."

(b)	SECURITIES.

See "Introduction".

(c)	TRADING MARKET AND PRICE.

See "Information about the Company."

(d)	DIVIDENDS.

See "Information about the Company."

(e)	PRIOR PUBLIC OFFERINGS.

The Filing Persons have not made an underwritten
public offering of the Company's securities
during the past three years.
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(f)	PRIOR STOCK PURCHASES.

See "Information about the Filing Persons."

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

See "Information about the Filing Persons."

ITEM 4.  TERMS OF THE TRANSACTION.

(a)	MATERIAL TERMS.

See "Specific Terms of the Merger."

(b)	PURCHASES.

None of the Filing Persons or the Company will be purchasing any Shares from any officer, director or affiliate of the Company prior to the Merger.
Any such officer, director or affiliate who is the holder of any Shares (other than Shares contributed to Parent) will be entitled to receive the Merger Price just as any other stockholder of the Company.

(c)	DIFFERENT TERMS.

Stockholders of the Company will be treated as described in "Specific Terms of the Merger."

(d)	APPRAISAL RIGHTS.

See "Dissenter and Appraisal Rights."

(e)	PROVISIONS FOR UNAFFILIATED SECURITY HOLDERS.

Neither of the Filing Persons intends to grant the Unaffiliated Security Holders special access to the Company's records in connection with the Merger. Neither of the Filing Persons intends to obtain counsel to or appraisal services for the Unaffiliated Security Holders.

(f)	ELIGIBILITY FOR LISTING OR TRADING.
Not applicable.
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ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS
AND AGREEMENTS.

(a)	TRANSACTIONS.

See "Information about the Filing Persons --
Transactions."

(b)	SIGNIFICANT CORPORATE EVENTS.

See "Information about the Filing Persons --
Significant Corporate Events."

(c)	NEGOTIATIONS OR CONTACTS.

See "Information about the Filing Persons --
Negotiations or Contracts."

(d)	CONFLICTS OF INTEREST.
See "Information about the Filing Persons --
Conflicts of Interest."

(e)	AGREEMENTS INVOLVING THE SUBJECT COMPANY'S
SECURITIES.
See "Information about the Filing Persons --
Agreements Involving the Subject Company's
Securities."

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR
PROPOSALS.

(a)	USE OF SECURITIES ACQUIRED.
The Shares acquired in the Merger from the Unaffiliated Security Holders will be cancelled.

(b)	PLANS.
See "Specific Terms of the Merger."

ITEM 7.  PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

See "Special Factors -- Purposes, Alternatives,
Reasons and Effects."

ITEM 8.	FAIRNESS OF THE TRANSACTION

See "Special Factors -- Fairness of the Merger."
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ITEM 9.	REPORTS, OPINIONS, APPRAISALS AND
NEGOTIATIONS.

See "Special Factors -- Reports, Opinions,
Appraisals and Negotiations."

ITEM 10.  SOURCE AND AMOUNT OF FUNDS OR
OTHER CONSIDERATION.

(a)	SOURCE OF FUNDS.

See "Specific Terms of the Merger --
Source and Amount of Funds."

(b)	CONDITIONS.

There are no conditions to the Merger.

(c)	EXPENSES.

See "Specific Terms of the Merger --
Fees."

(d)	BORROWED FUNDS.

See "Specific Terms of the Merger -- Source and Amount of Funds."

ITEM 11.  INTEREST IN SECURITIES OF THE SUBJECT
COMPANY.

(a)	SECURITIES OWNERSHIP.

On the Effective Date, immediately prior to the Merger, Parent is expected to be the owner of 5,076,708.6 Shares, representing 94.6% of the outstanding Shares. See also "Information
About the Filing Persons."

(b)	SECURITIES TRANSACTIONS.

M Corp will contribute the Shares held by it to Parent on the Effective Date immediately prior to the Merger. None of the Shares acquired by the Filing Persons that will be contributed to Parent immediately prior to the Effective Date were acquired by such Filing Person in the past
60 days.
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ITEM 12.  THE SOLICITATION OR RECOMMENDATION.

Not applicable.

ITEM 13.  FINANCIAL STATEMENTS.

(a)	FINANCIAL INFORMATION.

See "Information About the Company --
Selected Consolidated Financial Information."

(b)	PRO FORMA INFORMATION.

Not applicable.

(c)	SUMMARY INFORMATION.

See "Information About the Company --
Financial Information."

ITEM 14.  PERSONS/ASSETS, RETAINED, EMPLOYED,
COMPENSATED OR USED.

(a)	SOLICITATIONS OR RECOMMENDATIONS.

There are persons who are directly or
indirectly employed, retained, or to be
compensated to make recommendations in
connection with the Merger.

(b)	EMPLOYEES AND CORPORATE ASSETS.

No employees of the Company will be used by the Filing Persons in connection with the Merger, except that certain employees may perform administrative acts in assisting shareholders in connection with the Merger.
The combined assets of the Company and Parent will be used to fund the Merger consideration and pay all expenses of the Merger. See
"Specific Terms of the Merger."

ITEM 15.	ADDITIONAL INFORMATION
None.

ITEM 16.	EXHIBITS

(f)  Montana Business Corporation Act
Sections 35-1-826 through 35-1-839.

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SIGNATURES

After due inquiry and to the best of my
knowledge and belief, I certify that the information set forth in this amended statement is true, complete and correct.

Dated:  December 3, 2004

DIVERSIFIED REALTY, INC.


By:  s/ R. Bruce Robson
				R. Bruce Robson,
				President


DRI, INC.


By:  s/R. Bruce Robson
				R. Bruce Robson,
				President

M CORP


By:  s/S. M. McCann
				S. M. McCann,
				President

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SCHEDULE 1

COMPANY

Directors and Executive Officers

The name, business address, position with Company, present principal occupation or employment and five-year employment history of the directors and executive officers of Company, together with the names, principal businesses and addresses of any corporations or other organizations in which such principal occupation is conducted, are set forth below.
Each of the directors and executive officers of Parent is a United States citizen. To the knowledge of the Filing Persons, no director or executive officer of Parent has been convicted in a criminal proceeding during the last five years (excluding traffic violations or similar misdemeanors) and no director or executive officer of Parent has been a party to any judicial or administrative proceeding during the last five years (except for any matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining him from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

The principal business address for each
executive officer and director is 128 Second
Street South, Great Falls, Montana 59401.

R. Bruce Robson, 62, is the President of the
Company. For the past five years Mr. Robson has been Data Processing Manager for a construction company in Great Falls, Montana.
Mr. Robson is also the President of the Parent and a Director of M Corp. R. Bruce Robson is not related to any other Directors or Executive Officers of the Filing Person.

S.M. McCann, 41, has been a Director of the
Company for the past seven years and
President of M Corp.   S.M. McCann has been
an attorney at law, a private investor and a corporate executive for the past five years.
S.M. McCann is the daughter of Anne Marie

McCann and the aunt of Tyler Arneson.  Ms.
McCann is also a Director of M Corp and the Parent.

Tyler Arneson, 25, has been a Director of the Company since the beginning of 2003 and is also a Director of the Parent. Tyler Arneson has been a self employed carpenter for the past five years. Tyler Arneson is the nephew of S.M. McCann. Tyler Arneson is not directly affiliated with M Corp.

John Ross, 51, has been a Director of the Company since 2001 and is a Director of the Parent. John Ross has been a sales representative for the Maytag Corporation for the past five years. John Ross is not related to any other Directors or Executive Offices of the Filing Persons.

Paul J. McCann, 83, is Chief Executive Officer of the Company. Mr. McCann is a retired businessman and has managed several companies during the past several years. Mr. McCann is also the Chief Executive Officer of M Corp and the Parent.

Dawn Mellinger, 51, has been the Chief Financial
Officer of the Company since 2002. Dawn Mellinger is an accountant and has done work for various businesses in the past five years. Dawn Mellinger is the Chief Financial Officer of M Corp and the Parent.

PARENT

Directors and Executive Officers.

The name, business address, position with Parent, present principal occupation or employment and five-year employment history of the directors and executive officers of Parent, together with the names, principal businesses and addresses of any corporations or other organizations in which such principal occupation is conducted, are set forth below. Each of the directors and executive officers of Parent is a United States citizen.
To the knowledge of the Filing Persons, no director or executive officer of Parent has been convicted in a criminal proceeding during the last five years (excluding traffic violations or similar misdemeanors) and no director or executive officer of Parent has been a party to any judicial or administrative proceeding during the last five years (except for any matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining him from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

The principal business address for each executive officer and director is 128 Second Street South, Great Falls, Montana 59401.

R. Bruce Robson, 62, is the President of the Parent.
For the past five years Mr. Robson has been Data
Processing Manager for a construction company in Great Falls, Montana. Mr. Robson is also the
President of the Company and a Director of M Corp.
R. Bruce Robson is not related to any other
Directors or Executive Officers of the Filing
Person.

S.M. McCann, 41, has been a Director of the
Parent since its inception and President of
M Corp.   S.M. McCann has been an attorney at
law, a private investor and a corporate executive for the past five years. S.M. McCann is the daughter of Anne Marie McCann. Ms. McCann is also a Director of M Corp and a Director of the Company.

Tyler Arneson, 25, has been a Director of the Parent since its inception. Tyler Arneson has been a self employed carpenter for the past five years. Tyler Arneson is the nephew of S.M. McCann and a Director of The Company.
Tyler Arneson is not directly affiliated with M Corp.

John Ross, 51, has been a Director of the Parent since its inception and is a Director of The Company. John Ross has been a sales representative for the Maytag Corporation for the past five years. John Ross is not related to any other Directors or Executive Officers of the Filing Persons.

Paul J. McCann, 83, is Chief Executive Officer of the Company. Mr. McCann is a retired businessman and has managed several companies during the past several years. Mr. McCann is also the Chief Executive Officer of the Company and M Corp.
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Dawn Mellinger, 51, has been the Chief Financial
Officer of the Company since 2002. Dawn Mellinger is an accountant and has done work for various businesses in the past five years. Dawn Mellinger is the Chief Financial Officer of M Corp and the Company.

M CORP

Directors and Executive Officers.

The name, business address, position with M Corp, present principal occupation or employment and five-year employment history of the directors and executive officers of M Corp, together with the names, principal businesses and addresses of any corporations or other organizations in which such principal occupation is conducted, are set forth below. Each of the directors and executive officers of M Corp is a United States citizen.
To the knowledge of the Filing Persons, no director or executive officer of M Corp has been convicted in a criminal proceeding during the last five years (excluding traffic violations or similar misdemeanors) and no director or executive officer of M Corp has been a party to any judicial or administrative proceeding during the last five years (except for any matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining him from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

The principal business address for each executive officer and director is 128 Second Street South, Great Falls, Montana 59401.

Anne Marie McCann, 82, has been a Director of
M Corp since 1999. Ms. Anne Marie McCann has been a homemaker and investor for the past five years. Anne Marie McCann is the mother of S.M. McCann and the grandmother to Tyler
Arneson.

S.M. McCann, 41, has been a Director of M Corp
since 1994 and is President of M Corp.   S.M.
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McCann has been an attorney at law, a private
investor and a corporate executive for the past five years. S.M. McCann is the daughter of Anne Marie McCann and the aunt to Tyler Arneson.
Ms. McCann is also a Director of the Company and the Parent.

R. Bruce Robson, 62, has been a director of M Corp since 1994. For the past five years
Mr. Robson has been Data Processing Manager for Sletton Construction Co. in Great Falls,
Montana. Mr. Robson is also the President of the Company and the President of the Parent.
R. Bruce Robson is not related to any other
Directors or Executive Officers of the Filing
Persons.

Paul J. McCann, 83, is Chief Executive Officer of the Company. Mr. McCann is a retired businessman and has managed several companies during the past several years. Mr. McCann is also the Chief Executive Officer of the Company and the Parent.

Dawn Mellinger, 51, has been the Chief
Financial Officer of the Company since 2002.
Dawn Mellinger is an accountant and has done work for various businesses in the past five years. Dawn Mellinger is the Chief Financial
Officer of the Parent and the Company.

Stock Ownership. The following table sets forth the aggregate numbers and percentage of the Company's Common Stock owned by each director and executive officer of M Corp as of September 30, 2004.

Name           Number of Shares    Percentage

Anne Marie McCann(1)  5,076,708       94.6%
S.M. McCann           -               -
R. Bruce Robson       -               -

(1)	Members of Anne Marie McCann's family
 own or control entities which own
approximately 94% of M Corp's common
stock.  M Corp owns 5,076,708 shares of
the Company's Common Stock.  Neither Anne
Marie McCann or her daughter S.M. McCann own any shares of the Company's common stock directly and disclaim beneficial ownership of the shares of Company Common
Stock owned by M Corp.

To the knowledge of the Filing Persons none of the individuals listed above have engaged in any transactions involving the Company's common stock in the past sixty days.
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Exhibit (f)

Sections 35-1-826 through 35-1-839 of the Montana Business Corporation Act
35-1-826  Definitions.

As used in 35-1-826 through 35-1-839, the following definitions apply:

(1)  "Beneficial shareholder" means the
person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

(2)  "Corporation" includes the issuer of
the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

(3)  "Dissenter" means a shareholder who
is entitled to dissent from corporate
action under 35-1-827 and who exercises
that right when and in the manner required by 35-1-829 through 35-1-837.

(4)  "Fair value", with respect to a
dissenter's shares, means the value of
the shares immediately before the
effectuation of the corporate action to
which the dissenter objects, excluding
any appreciation or depreciation in
anticipation of the corporate action
unless exclusion would be inequitable.

(5)  "Interest" means interest from the
effective date of the corporate action
until the date of payment at the average rate currently paid by the corporation on its principal bank loans or, if the corporation has no loans, at a rate that is fair and equitable under all the circumstances.

(6)  "Record shareholder" means the
person in whose name shares are
registered in the records of a
corporation or the beneficial
shareholder to the extent of the rights
granted by a nominee certificate on
file with a corporation.

(7)  "Shareholder" means the record
shareholder or the beneficial
shareholder.
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35-1-827  Right to dissent.

(1)  A shareholder is entitled to
dissent from and obtain payment of the
fair value of the shareholder's shares
in the event of any of the following
corporate actions:
(a)  consummation of a plan of merger
to which the corporation is a party if:

(i)  shareholder approval is required for
the Merger by 35-1-815 or the articles of incorporation and the shareholder is entitled to vote on the Merger; or

(ii)  the corporation is a subsidiary that
is merged with its parent corporation under 35-1-818;

(b)  consummation of a plan of share
exchange to which the corporation is a
party as the corporation whose shares will be acquired if the shareholder is entitled to vote on the plan;

(c)  consummation of a sale or exchange
of all or substantially all of the property of the corporation other than in the usual and regular course of business if the shareholder is entitled to vote on the sale or exchange, including a sale in dissolution but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within 1 year after the date of sale;

(d)  an amendment of the articles of
incorporation that materially and
adversely affects rights in respect of
a dissenter's shares because it:

(i)  alters or abolishes a preferential
right of the shares;

(ii)  creates, alters, or abolishes a
right in respect of redemption, including a provision with respect to a sinking fund for the redemption or repurchase of the shares;
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(iii)  alters or abolishes a preemptive
right of the holder of the shares to acquire shares or other securities;

(iv)  excludes or limits the right of the
shares to be voted on any matter or to
cumulate votes, other than a limitation by dilution through issuance of shares or other securities with similar voting rights; or

(v)  reduces the number of shares owned by
the shareholder to a fraction of a share if the fractional share created is to be acquired for cash under 35-1-621; or

(e)  any corporate action taken pursuant
to a shareholder vote to the extent the
articles of incorporation, bylaws, or a
resolution of the Board of Directors
provides that voting or nonvoting
shareholders are entitled to dissent and to obtain payment for their shares;

(2)  A shareholder entitled to dissent
and to obtain payment for shares under
35-1-826 through 35-1-839 may not
challenge the corporate action creating
the shareholder's entitlement unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

35-1-828  Dissent by nominees and
beneficial owners.

(1)  A record shareholder may assert
dissenters' rights as to fewer than all
the shares registered in his name only
if he dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which he dissents and his other shares were registered in the names of different shareholders.

(2)  A beneficial shareholder may assert
dissenters' rights as to shares held on
his behalf only if:

(a) he submits to the corporation the record shareholder's written consent to the dissent
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not later than the time the beneficial
shareholder asserts dissenters' rights; and

(b)  he does so with respect to all shares
of which he is the beneficial shareholder or over which he has power to direct the vote.

35-1-829  Notice of dissenters' rights.

(1)  If a proposed corporate action creating
dissenters' rights under 35-1-827 is submitted to a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under 35-1-826 through 35-1-839 and must be accompanied by a copy of 35-1-826 through 35-1-839.

(2) If a corporate action creating dissenters' rights under 35-1-827 is taken without a vote of shareholders, the corporation shall give written notification to all shareholders entitled to assert dissenters' rights that the action was taken and shall send them the dissenters' notice described in 35-1-831.

35-1-830  Notice of intent to demand payment.

(1)  If proposed corporate action creating
dissenters' rights under 35-1-827 is
submitted to a vote at a shareholders'
meeting, a shareholder who wishes to
assert dissenters' rights:

(a)  shall deliver to the corporation before
the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated; and

(b)  may not vote his shares in favor of the
proposed action.

(2)  A shareholder who does not satisfy the
requirements of subsection (1)(a) is not entitled to payment for his shares under 35-1-826 through 35-1-839.
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35-1-831  Dissenters' notice.

(1)  If proposed corporate action creating
dissenters' rights under 35-1-827 is authorized at a shareholders' meeting, the corporation shall deliver a written dissenters' notice to all shareholders who satisfied the requirements of 35-1-830.

(2)  The dissenters' notice must be sent no
later than 10 days after the corporate action was taken and must:

(a) state where the payment demand must be sent and where and when certificates for certified shares must be deposited;

(b) inform shareholders of uncertificated shares to what extent transfer of the shares will be restricted after the payment is received;

(c) supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and that requires the person asserting dissenters' rights to certify whether or not he acquired beneficial ownership of the shares before that date;

(d) set a date by which the corporation must receive the payment demand, which may not be fewer than 30 nor more than 60 days after the date the required notice under subsection (1) is delivered; and

(e)  be accompanied by a copy of 35-1-826
through 35-1-839.

35-1-832  Duty to demand payment.

(1)  A shareholder sent a dissenters' notice
described in 35-1-831 shall demand payment, certify whether the shareholder acquired beneficial ownership of the shares before the date required to be set forth in the dissenters' notice pursuant to 35-1-831(2)(c), and deposit his certificates in accordance with the terms of the notice.
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(2)  The shareholder who demands payment and
deposits his certificates under subsection (1)

 retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

(3) A shareholder who does not demand payment or deposit his certificates where required, each by the date set in the dissenters' notice, is not entitled to payment for his shares under 35-1-826 through 35-1-839.

35-1-833  Share restrictions.

(1) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions are released under 35-1-835.

(2) The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

35-1-834  Payment.

(1) Except as provided in 35-1-836, as soon as the proposed corporate action is taken or upon receipt of a payment demand, the corporation shall pay each dissenter who complied with 35-1-832 the amount the corporation estimates to be the fair value of the dissenter's shares plus accrued interest.

(2)  The payment must be accompanied by:
(a)  the corporation's balance sheet as of the
end of a fiscal year ending not more than 16
months before the date of payment, an income
statement for that year, a statement of changes
in shareholders' equity for that year, and the
latest available interim financial statements,
if any;
(b)  a statement of the corporation's estimate of
the fair value of the shares;
(c)  an explanation of how the interest was
calculated;
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(d)  a statement of the dissenter's right to
demand payment under 35-1-837; and
(e)  a copy of 35-1-826 through 35-1-839.

35-1-835  Failure to take action.

(1) If the corporation does not take the proposed action within 60 days after the date set for demanding payment and depositing certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

(2) If after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it shall send a new dissenters' notice under 35-1-831 and repeat the payment demand procedure.

35-1-836  After-acquired shares.

(1) A corporation may elect to withhold payment required by 35-1-834 from a dissenter unless the dissenter was the beneficial owner of the shares before the date set forth in the dissenters' otice as the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action.

(2)  To the extent the corporation elects to
withhold payment under subsection (1), after taking the proposed corporate action, the corporation shall estimate the fair value of the shares plus accrued interest and shall pay this amount to each dissenter who agrees to accept it in full satisfaction of his demand. The corporation shall send with its offer a statement of its estimate of the fair value of the shares, an explanation of how the interest was calculated, and a statement of the dissenter's right to demand payment under 35-1-837.

35-1-837 Procedure if shareholder dissatisfied with payment or offer.

(1) A dissenter may notify the corporation in writing of the dissenter's own estimate of the fair value of the dissenter's shares and the amount of interest due and may demand payment of the dissenter's estimate, less any payment under 35-1-834, or reject the corporation's offer under
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35-1-836 and demand payment of the fair value
of the dissenter's shares and the interest due if:

(a) the dissenter believes that the amount paid under 35-1-834 or offered under 35-1-836 is less than the fair value of the dissenter's shares or that the interest due is incorrectly calculated;

(b) the corporation fails to make payment under 35-1-834 within 60 days after the date set for demanding payment; or

(c) the corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set for demanding payment.

(2)  A dissenter waives the right to demand
payment under this section unless he notifies the corporation of his demand in writing under subsection (1) within 30 days after the corporation made or offered payment for his shares.

35-1-838  Court action.

(1)  If a demand for payment under 35-1-837
remains unsettled, the corporation shall commence a proceeding within 60 days after receiving the payment demand and shall petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the 60-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

(2)  The corporation shall commence the
proceeding in the district court of the
county where a corporation's principal office or, if its principal office is not located in this state, where its registered office is located. If the corporation is a foreign corporation without a registered office in this state, it shall commence the proceeding in the county in this state where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.
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(3)  The corporation shall make all
dissenters whose demands remain unsettled, whether or not residents of this state, parties to the proceeding as in an action against their shares, and all parties must be served with a copy of the petition.
Nonresidents may be served by certified
mail or by publication as provided by law.

(4)  The jurisdiction of the district court
in which the proceeding is commenced under subsection (2) is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them or in any amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

(5)  Each dissenter made a party to the
proceeding is entitled to judgment:

(a)  for the amount, if any, by which the
court finds the fair value of the dissenter's shares plus interest exceeds the amount paid by the corporation; or

(b)  for the fair value plus accrued
interest of his after-acquired shares for which the corporation elected to withhold payment under 35-1-836.

35-1-839  Court costs and attorney fees.

(1)  The court in an appraisal proceeding
commenced under 35-1-838 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under 35-1-837.
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(2)  The court may also assess the fees and
expenses of counsel and experts for the
respective parties, in amounts the court finds equitable:

(a)  against the corporation and in favor of
any or all dissenters if the court finds the corporation did not substantially comply with the requirements of 35-1-829 through 35-1-837;
or

(b)  against either the corporation or a
dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by 35-1-826 through 35-1-839.

(3)  If the court finds that the services of
counsel for any dissenter were of substantial benefit to other dissenters similarly situated and that the fees for those services should not be assessed against the corporation, the court may award the counsel reasonable attorney fees to be paid out of the amounts awarded the dissenters who were benefited.
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